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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 3)

                          Command Security Corporation
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                                (Name of Issuer)

                         Common Stock, par value $0.0001
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                         (Title of Class of Securities)

                                    20050L100
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                                 (CUSIP Number)

               Neil French                          With copies to:
       Reliance Security Group plc                  Howard S. Jacobs
             Boundary House                          Wayne A. Wald
            Cricketfield Road                 Katten Muchin Zavis Rosenman
       Uxbridge, Middlesex UB81QG                  575 Madison Avenue
           011-44-189-520-5000                  New York, New York 10022
                                                     (212) 940-8800

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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 April 23, 2004
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             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                         (Continued on following pages)


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-------------------------------------                   ------------------------
CUSIP NO. 20050L100
-------------------------------------                   ------------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          RELIANCE SECURITY GROUP PLC
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)[ ]
                                                                          (b)[ ]

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   3      SEC USE ONLY


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   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          N/A

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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO   [ ]
          ITEMS 2(d) or 2(e)

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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          ENGLAND

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         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              5,297,966*
        BENEFICIALLY               ---------------------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING                              0
           PERSON                  ---------------------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               5,297,966*
                                   ---------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               0
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          5,297,966*

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   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                    [ ]

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   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          53.1%

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   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO

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*    This number and the percentage ownership include 2,448,092 shares of Common
     Stock issuable upon exercise of Warrants and 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 shares of the Company's Series
     A Preferred Stock.

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         This Amendment No. 3 (the "Amendment") amends the Schedule 13D filed on
November 12, 2000, as amended by Amendment No. 1 filed on September 13, 2001 and Amendment No. 2 filed on July 7, 2003 (the "Original Schedule 13D") on behalf of Reliance Security Group plc ("Reliance"), with respect to the common stock, par value $0.0001 per share of Command Security Corporation, a New York corporation. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original Schedule 13D.

ITEM 1: SECURITY AND ISSUER.

         This Amendment relates to the Common Stock, par value $0.0001 (the "Common Stock"), of Command Security Corporation, a New York corporation (the "Company"), Route 55, Lexington Park, Lagrangeville, New York 12540.

ITEM 3: SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Not applicable.

ITEM 4: PURPOSE OF TRANSACTION.

         Reliance entered into a stock purchase agreement, dated as of April 23, 2004, with GCM Security Partners, LLC ("GCM"), pursuant to which Reliance has agreed to sell all shares of Common Stock (1,617,339 shares), all shares of Series A Preferred Stock (12,325.35 shares which are convertible into 1,232,535 shares of Common Stock) and all warrants exercisable for shares of Common Stock (warrants to purchase an aggregate of 2,448,092 shares) beneficially owned by Reliance as of April 23, 2004 to GCM for an aggregate purchase price of $2,850,000, payable in cash in immediately available funds (the "Stock Purchase Agreement").

         The closing under the Stock Purchase Agreement is conditioned on a number of items, including, but not limited to: (i) the resignation of all members of the Company's Board of Directors that have been nominated or appointed by Reliance, (ii) the resignation or termination of William Vassell as an officer or employee of the Company and all of its subsidiaries, and (iii) the agreement by CIT Group Inc. that no default or event of default under its credit facility with the Company exists as of the closing or shall occur or have occurred as a result of the consummation of the transactions contemplated by the Stock Purchase Agreement.

ITEM 5: INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 of the Original Schedule 13D is hereby amended and replaced in its entirety with the following:

         (a) Reliance has sole voting and dispositive power over 5,297,966 shares of Common Stock, representing approximately 53.1% of the total shares of Common Stock issued and outstanding. This number and the percentage ownership include:

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                  1) 2,298,092 shares of Common Stock issuable upon exercise of a currently exercisable warrant. This warrant has an exercise price of $1.25 per share and expires on November 12, 2005;

                  2) 150,000 shares of Common Stock issuable upon exercise of a currently exercisable warrant. This warrant has an exercise price of $1.03125 per share and expires on November 11, 2004;

                  3) 1,232,535 Shares of Common Stock issuable upon conversion of 12,325.35 currently convertible shares of the Company's Series A Preferred Stock; and

                  4) 1,617,339 shares of Common Stock.

         (b) See Item 5(a).

         (c) Not applicable.

         (d) No person other than the persons filing this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the Common Stock owned by them.

         (e) Not applicable.

ITEM 6: CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See response to Item 4.

ITEM 7: MATERIAL TO BE FILED AS EXHIBITS.

         (a) Stock Purchase Agreement, dated as of April 23, 2004, between GCM and Reliance.

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


April 28, 2004                                 RELIANCE SECURITY GROUP PLC


                                               By: /s/ Neil French
                                                   -----------------------------
                                                   Name: Neil French
                                                   Title: Group Finance Director



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                                  EXHIBIT INDEX


Exhibit A      Stock Purchase Agreement, dated as of April 23, 2004, between GCM
               Security Partners, LLC and Reliance Security Group plc.